Notice of Non-Deal Roadshow

1.	Time : From March 8 to March 14 2007

2.	Place : New York, USA and London, UK, etc.

3.	Participants : Institutional investors

4.	Purpose : to participate in 2007 Woori Korea Conference, etc.

5.	Method : One-on-One meeting

6.	Major Contents : 06 Financial Results and 07 Business Plan

7.	Sponsor : Hyundai Securities, Woori Investments and Securities